VANGUARD HORIZON FUNDS


CIK No. 0000932471
File No.  811-07239



EXHIBIT INDEX



SERIES 2  VANGUARD CAPITAL OPPORTUNITY FUND

ITEM NO. 77.D.  POLICIES WITH RESPECT TO SECURITY INVESTMENTS

The board approved an increase in the Fund's secondary investment objective regarding investments in foreign securities. The Fund may invest up to 20% (previously 15%) of its assets in foreign securities.